Exhibit 99.2

SENIOR SECURED PROMISSORY NOTE

$8,000,000	December 24, 2019 Effective Date

FOR VALUE RECEIVED, True North Financial, LLC, a Delaware limited liability company (“TNF”), promises to pay to the order of China Rapid Finance Limited, a Cayman Islands exempted company with limited liability, or its registered assigns (“XRF”), the principal sum of Eight Million Dollars ($8,000,000) (the “Principal Amount”) pursuant to the terms of this Senior Secured Promissory Note (this “Note”)  This Note is issued pursuant to, and subject in all respects to, the terms of that certain Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, by and between XRF and TNF. Capitalized terms used but not defined herein shall have the meaning set forth in the Purchase Agreement.

1.No Interest; Termination.

(a)This Note shall not bear interest.

(b)Upon repayment in full of the Principal Amount, this Note shall be terminated.

2.Maturity.  The entire unpaid principal amount (the “Obligations”) shall become fully due and payable twelve (12) business days after the execution of the Purchase Agreement (the “Maturity Date”).

3.Payments.

(a)All payments of the Obligations shall be made in lawful money of the United States of America to XRF in accordance with Section 14.

(b)The Obligations under this Note may be prepaid by TNF at any time without penalty.

4.Use of Proceeds.  The Company shall use the proceeds from this Note for general working capital purposes.

5.Security.

(a)This Note shall constitute a security agreement for all purposes under applicable law. TNF hereby grants to XRF a continuing first priority security interest in the Shares, including all dividends, distributions and proceeds therefrom (collectively, the “Collateral”) to secure the payment of this Note by TNF to XRF. TNF shall not sell, assign, transfer, pledge or otherwise dispose of or encumber the Collateral to any third party while this Note is in effect without the prior written consent of XRF.

(b)TNF shall execute and deliver to XRF, concurrently with TNF’s execution of this Note and at any time or times hereafter at the request of XRF, all financing statements,

assignments, affidavits, reports, notices, schedules of accounts, letters of authority and all other documents that XRF may reasonably request, in form satisfactory to XRF, to perfect and maintain perfected XRF’s security interests in the Collateral. In addition, TNF irrevocably authorizes XRF, its agents, attorneys, and representatives, to file financing statements and amendments thereto, necessary to establish and maintain XRF’s perfected security interest in the Collateral. In order to fully consummate all of the transactions contemplated hereunder, TNF shall make appropriate entries on its books and records disclosing XRF’s security interests in the Collateral. Immediately upon full satisfaction of this Note, including payment of all Obligations (collectively, the “Liabilities”), without further notice from TNF, TNF may terminate any financing statements, assignments, affidavits, reports, notices, schedules of accounts, letters of authority and all other documents used to perfect and maintain perfected XRF’s security interests in the Collateral.

6.Default.

(a)Events of Default.  For purposes of this Note, any of the following events shall constitute an “Event of Default”:

(i)TNF shall fail to pay when due any Obligations hereunder;

(ii)TNF makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due, or files a voluntary petition for bankruptcy, or files any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or seeks or consents to or acquiesces in the appointment of any trustee, receiver or liquidator of TNF, or of all or any substantial part of the properties of TNF, or TNF or its respective directors or majority stockholders takes any action looking to the dissolution, liquidation or winding up of TNF;

(iii)An involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of TNF under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for TNF or for a substantial part of the property or assets of TNF or (iii) the winding-up or liquidation of TNF; or

(iv)If any material portion of the Collateral is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any trustee, receiver or person acting in a similar capacity, or if TNF is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien upon any material portion of the Collateral, or if a notice of lien, levy, or assessment is filed of record with respect to any material portion of the Collateral by any state, county, municipal, or governmental agency; and

(v)The occurrence of any event (financial or otherwise) resulting in, or which will likely result in, a Material Adverse Change in TNF.

(b)Consequences of Events of Default. If any Event of Default shall occur for any reason, whether voluntary or involuntary, or continue beyond the expiration of any applicable cure period:

(i)upon notice or demand, the XRF may declare the outstanding indebtedness under this Note to be due and payable, whereupon each of the foregoing shall be and become immediately due and payable, and TNF shall immediately pay to XRF all such indebtedness, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by TNF, anything contained herein or in the Purchase Agreement to the contrary notwithstanding; provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to TNF under the United States Bankruptcy Code, then all indebtedness under this Note shall automatically be due immediately without notice of any kind;

(ii)XRF may exercise from time to time any rights and remedies available to it under applicable law, including without limitation the right to: (a) immediate possession of the Collateral by XRF and removal of TNF from the Company’s register of members, and (b) institute legal proceedings to foreclose upon the lien and security interest granted by this Note or for the sale of all Collateral, to recover judgment for all amounts then due and owing from TNF, and to collect the same out of the Collateral or the proceeds of any sale of the Collateral.

XRF may exercise any and all of its remedies under the Purchase Agreement contemporaneously or separately from the exercise of any other remedies hereunder or under applicable law.

7.Lost, Stolen, Destroyed or Mutilated Note.  In case this Note shall be mutilated, lost, stolen or destroyed, TNF shall issue a new Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of any mutilated Note, or in lieu of any Note lost, stolen or destroyed, upon receipt of evidence satisfactory to TNF of the loss, theft or destruction of such Note and an agreement from XRF to indemnify TNF against any claim that may be made against TNF on account of the mutilation, loss, theft or destruction of this Note.

8.Governing Law.  This Note is to be construed in accordance with and governed by the laws of the State of New York, without regard to principles of conflict of laws.

9.Amendment and Waiver.  Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consents of each of XRF and TNF.

10.Notices.  Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Note shall be made in accordance with Section 4.4 of the Purchase Agreement.

11.Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

12.Successors and Assigns; Assignment.  The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Note. Neither party may assign this Note without the prior written consent of the other party.

13.Remedies Cumulative; Failure or Indulgence Not a Waiver.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and the Purchase Agreement. No failure or delay on the part of XRF in the exercise of any power, right or privilege hereunder or under this Note or the Purchase Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

14.Payments.  Whenever any payment of cash is to be made by TNF to XRF pursuant to this Note, such payment shall be made in lawful money of the United States of America by, at TNF’s option, a check drawn on the account of TNF and sent via overnight courier service to XRF at the address previously provided to TNF in writing (which address shall initially be the address for XRF as set forth in the Purchase Agreement), electronic funds transfer, or wire transfer of immediately available funds, to an account designated in writing by XRF. Whenever any payment to be made shall otherwise be due on a day which is not a business day, such payment shall be made on the immediately succeeding business day.

15.Waiver of Notice.  To the extent permitted by law, TNF hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note or the Purchase Agreement.

16.Litigation Fees.  In the event of litigation between TNF and XRF relating to this Note, the prevailing party shall be entitled to an award of costs of the litigation, including reasonable legal fees.

[Signature Page Follows]

IN WITNESS WHEREOF, TNF has caused this Note to be duly executed by its officers, thereunto duly authorized as of the date first above written.

TRUE NORTH FINANCIAL, LLC
By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

CHINA RAPID FINANCE LIMITED
By:
Name:	Zhengyu Wang
Title:	CEO